                                                                               1
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*



                          Source Capital Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  836142307
                  ------------------------------------------------------
                               (CUSIP Number)

                              February 19, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                      [ ] Rule 13d-1(b)
                      [x] Rule 13d-1(c)
                      [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 9 Pages

CUSIP NO.  836142307                13G                   PAGE  2  OF 9  PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Acadia Fund I, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         115,439

                    ------------------------------------------------------------
   NUMBER OF        6    SHARED VOTING POWER
    SHARES               0
 BENEFICIALLY
   OWNED BY
     EACH           ------------------------------------------------------------
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               115,439
     WITH
                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,439


--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                          [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.77%


--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN

CUSIP NO. 836142307                     13G                PAGE  3  OF 9  PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Acadia Fund I, L.L.C.


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         115,439

                    ------------------------------------------------------------
   NUMBER OF        6    SHARED VOTING POWER
    SHARES               0
 BENEFICIALLY
   OWNED BY
     EACH           ------------------------------------------------------------
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               115,439
     WITH

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,439


--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                            [ ]


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.77%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------

CUSIP NO.  836142307                      13G                PAGE  4  OF 9 PAGES

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Miller & Jacobs Capital, L.L.C.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [  X   ]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware


--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                         19,900

                    ------------------------------------------------------------

   NUMBER OF        6    SHARED VOTING POWER
    SHARES               0
 BENEFICIALLY
   OWNED BY
     EACH           ------------------------------------------------------------
   REPORTING        7    SOLE DISPOSITIVE POWER
    PERSON               135,340
     WITH

                    ------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     135,340

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                            [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.19%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934

                       ---------------------------------


Item 1.    (a).    Name of Issuer: Source Capital Corporation



           (b).    Address of Issuer's Principal Executive Offices:

                   1825 N. Hutchinson Road
                   Spokane, Washington  99212



Item 2.    (a).    Name of Person Filing:

                  This Schedule 13G is being jointly filed by each of the
            following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Acadia Fund I, L.P. (the "Limited Partnership"), Acadia Fund I, L.L.C. (the "General Partner") and Miller & Jacobs Capital, L.L.C. (who are collectively referred to herein as the "Filing Persons"). The Limited Partnership is a Delaware limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Acadia Fund I, L.L.C., a Delaware limited liability company, is the general partner of the Limited Partnership. The investment manager of the Limited Partnership is Miller & Jacobs Capital, L.L.C., a Delaware limited liability company. The investment manager is responsible for all investment decisions of the Limited Partnership. Miller & Jacobs Capital, L.L.C. also holds investment advisory accounts over which it exercises voting and dispositive power. The members of Acadia Fund I, L.L.C. and Millers & Jacobs Capital, L.L.C. are Jeffrey A. Miller and Eric D. Jacobs, each of whom has management authority for the aforementioned entities. The Filing Persons have entered into a Joint Filing Agreement, dated February 26, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of the relationships among such Filing Persons described in this Schedule 13G. The Filing Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.



           (b).    Address of Principal Business Office:

                   The Filing Persons all maintain the same principal business office at
                   237 Park Avenue, Suite 801
                   New York, New York   10017


                                Page 5 of 9 Pages

Item 2.    (c).  Citizenship: Delaware



           (d). Title of Class of Securities: Common Stock, no stated par value



           (e).  CUSIP Number: 836142307



Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
                  (b)  [ ] Bank as defined in section 3(a)(6) of the Act
                       (15 U.S.C. 78c)
                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
                  (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8)
                  (e)  [ ] An investment advisor in accordance with
                       Section 240.13d-1(b)(1)(ii)(E)
                  (f)  [ ] An employee benefit plan or endowment fund in
                       accordance with Section 240.13d-1(b)(ii)(F)
                  (g)  [ ] A parent holding company or control person in
                       accordance with Section 240.13d-1(b)(ii)(G)
                  (h)  [ ] A savings association as defined in
                       Section 3(b) of the Federal Deposit
                       Insurance Act (12 U.S.C. 1813);
                  (i)  [ ] A church plan that is excluded from
                       the definition of an investment company
                       under section 3(c)(14) of the Investment
                       Company Act of 1940 (15 U.S.C. 80a-3)
                  (j)  [ ] Group, in accordance with Section 240.13d-1(b)(ii)(J)

                 If this statement is filed pursuant to Section 240.13d-1(c), check this box [x].


Item 4.            Ownership.

           (a).    Amount Beneficially Owned
                   115,439 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Acadia Fund I, L.P. and Acadia Fund I, L.L.C., including 105,989 shares of common stock resulting from the assumed conversion of $1,000,000 of 7.5% convertible subordinated debentures due March 1, 2008. In connection with two investment advisory accounts over which Miller & Jacobs Capital, L.L.C. exercises investment authority, 19,900 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Miller & Jacobs Capital, L.L.C., including 18,850 shares of common stock resulting from the assumed conversion of $1,000,000 of 7.5% convertible subordinated debentures due March 1, 2008. In its capacity as investment manager to Acadia Fund I, L.P., 115,439 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Miller & Jacobs Capital, L.L.C., including 105,989 shares of common stock resulting from the assumed conversion of $1,000,000 of 7.5% convertible subordinated debentures due March 1, 2008.


           (b).    Percent of Class:
                   9.19%



                              Page 6 of 9 Pages

Item 4 (c). Number of shares as to which such person has:

                   (i)      sole power to vote or to direct the vote

                             by Miller & Jacobs Capital, L.L.C.         19,900
                             by Acadia Fund I, L.L.C.                  115,439


                   (ii)     shared power to vote or to direct the vote        0


                   (iii) sole power to dispose or to direct the disposition of

                             by Miller & Jacobs Capital, L.L.C.        135,340


                   (iv)     shared power to dispose or to direct the
                            disposition of                                   0


Item 5.            Ownership of Five Percent or Less of a Class: Not Applicable





Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:
                             Not Applicable




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                             Not Applicable





Item 8.            Identification and Classification of Members of the Group:

                             Not Applicable






                              Page 7 of 9 Pages

Item 9.            Notice of Dissolution of Group: Not Applicable




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         ACADIA FUND I, L.P.
                                         By its General Partner
                                         ACADIA FUND I, L.L.C.
Dated:   February 26, 1998               By:   /s/ JEFFREY A. MILLER
                                            ----------------------------------
                                             Name: Jeffrey A. Miller
                                             Title: Managing Member



                                         ACADIA FUND I, L.L.C.
Dated:   February 26, 1998               By:   /s/ JEFFREY A. MILLER
                                            ----------------------------------
                                             Name: Jeffrey A. Miller
                                             Title: Managing Member



                                         MILLER & JACOBS CAPITAL, L.L.C.
Dated:   February 26, 1998               By:   /s/ JEFFREY A. MILLER
                                            ----------------------------------
                                             Name: Jeffrey A. Miller
                                             Title: Managing Member




                               Page 8 of 9 Pages

                                                                       Exhibit A
                                                                       ---------

                    AGREEMENT REGARDING THE JOINT FILING OF
                                 SCHEDULE 13G

                             ---------------------


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 26, 1998

                                       ACADIA FUND I, L.P.
                                       By its General Partner
                                       ACADIA FUND I, L.L.C.
                                       By: /s/ JEFFREY A. MILLER
                                           ----------------------------------
                                           Name: Jeffrey A. Miller
                                           Title: Managing Member



                                       ACADIA FUND I, L.L.C.
                                       By: /s/ JEFFREY A. MILLER
                                           ----------------------------------
                                           Name: Jeffrey A. Miller
                                           Title: Managing Member



                                       MILLER & JACOBS CAPITAL, L.L.C.
                                       By:   /s/ JEFFREY A. MILLER
                                            ----------------------------------
                                             Name: Jeffrey A. Miller
                                             Title: Managing Member




                               Page 9 of 9 Pages